KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENT

DECEMBER 31, 2021
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934**

TABLE OF CONTENTS

1. Report of Independent Registered Public Accounting Firm
2. Statement of Financial Condition
3. Notes to Financial Statement



DEJOY, KNAUF & BLOOD LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Kovack Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kovack Securities Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kovack Securities Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kovack Securities Inc.'s management. Our responsibility is to express an opinion on Kovack Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kovack Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DeJoy, Knauf & Blood, LLP

We have served as Kovack Securities Inc.'s auditor since 2017.

February 28, 2022.


KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021


ASSETS

Cash and cash equivalents	$6,959,297
Cash with clearing organizations	629,363
Cash with clearing organizations, restricted	355,087
Receivables:	
Clearing brokers and insurance companies	1,956,201
Representative and employee advances, net	131,940
Related party	599
Other receivable	19,820
Prepaid expenses	342,561
Property and equipment, net of accumulated depreciation	666,953
Right of use assets	62,005
Intangible assets, net of accumulated amortization	52,961
Deposits and other assets	36,890
	$11,213,677

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$1,001,268
Commissions payable	2,786,583
Related party payable	2,996,892
Lease liabilities	62,005
	6,846,748

Stockholder's equity:	
Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued, and outstanding at December 31, 2021	3,196
Common stock non-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2021	316,471
Additional paid-in capital	4,569
Retained earnings	4,042,693
Total stockholder's equity	4,366,929
	$11,213,677


The accompanying notes are an integral part of this financial statement.

1


NOTES TO FINANCIAL STATEMENT

1.   BUSINESS

Kovack Securities, Inc. ("KSI" or the "Company") was incorporated in the State of Florida on April 23, 1997, and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's corporate office is located in Fort Lauderdale, Florida.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents: The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less when originated, to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consist of commission and transaction-related receivables.

Receivables from representatives and employees: From time to time, the Company provides advances to certain representatives and employees. These advances are repaid to the Company by deducting a portion of the representatives' commission payout throughout the compensation cycle until the advance has been paid off. Management performs periodic evaluations of outstanding advances and provides for an allowance based on its assessment of specifically identified unsecured receivables. Amounts are charged off against the allowance when management determines such amounts are uncollectible. As of December 31, 2021, the Company recorded an allowance for receivables of $65,000.

Property and equipment: Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease, if shorter, using the straight-line method.

Intangible assets: Intangible assets represent purchase price to acquire customer relationships. Intangible assets are amortized over an estimated useful life of 5 years using the straight-line method. As of December 31, 2021, intangible assets consist of the following:

Intangible assets at cost	$ 682,605
Less: accumulated amortization	(629,644)
Intangible assets, net	$ 52,961

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, revenue and expense accruals and the depreciable lives of property and equipment. Actual results could differ from those estimates.

Fair value of financial instruments: The fair value of the Company's financial instruments, such as cash and cash equivalents and accounts payable approximate their carrying value because of the short maturity of the instruments.

Income taxes: The Company has elected, by consent of its stockholder, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholder is liable for federal

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income taxes on its respective share of the Company's taxable income. Therefore, only state income taxes have been included in the accompanying financial statement. GAAP prescribes a threshold and measurement attribute for financial statement recognition of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-through entities, such as S Corporations, which are potentially subject to income taxes.

The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. Beginning with the tax year ending December 31, 2011, the Company has filed consolidated federal and state income tax returns with its parent. The Company believes that it is no longer subject to examination for years prior to 2018.

3. REVENUE RECOGNITION

The Company accounts for revenue under the FASB issued Accounting Standards Codification 606.

4. PROPERTY AND EQUIPMENT

Depreciation expense charged to income was $188,845 in 2021. Property and equipment at December 31, 2021 consists of the following:

		Estimated useful lives
Equipment	$ 731,168	5 years
Furniture	447,125	7 years
Software	535,377	5 years
Leasehold improvements	357,272	10 years
	2,070,942	
Less accumulated depreciation & amortization	(1,403,989)	
Property & equipment, net	$ 666,953	

5. LEASES

The Company had a non-cancelable lease for office facilities that expired on December 31, 2021. The Company also has non-cancelable leases for vehicles that expire from 2021 through 2022, without options for renewal. In addition, the Company also has non-cancelable leases for equipment that expire from 2023 through 2024, with options for renewal.

The weighted-average remaining lease terms is 2 years and the weighted-average discount rate is 6%. The Company applied its incremental borrowing rate based on the information available at the commencement of the related leases in determining the present value of future lease payments. The Company reported amounts in the statement of financial condition as of December 31, 2021 for Right of use assets and Lease liabilities of $62,005 and $62,005 respectively.

6. COMMITMENTS AND CONTINGENCIES

From time to time the Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations. The Company accrues for certain claims and legal actions when it is probable and reasonably estimable.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to clearing brokers on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing brokers, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

7. RELATED PARTY TRANSACTIONS

The Company acts as the introducing broker-dealer for customer's accounts which are managed through Kovack Advisors, Inc. ("KAI"), a registered investment advisor and related party. As the introducing broker/dealer, the Company provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. As of December 31, 2021, KSI owed KAI $2,996,892.

The Company also acts as a re-introducing firm for Kovack International Wealth Management, Inc. ("KIWM"), an affiliated securities broker-dealer registered with the SEC, FINRA and SIPC as well as Kovack International Advisors, Inc., a registered investment advisor and related party. As the introducing broker-dealer, the Company provides back office support and oversight in account opening and administration on a fully disclosed basis through Pershing LLC. As of December 31, 2021, KSI had a receivable from KIWM for $599.

During the year ended December 31, 2021, the Company was a party to an expense sharing agreement with Kovack Financial, LLC ("KFIN"). KFIN wholly owns the Company and KAI. KFIN has consolidated management of the errors and omissions insurance policies for the Company and KAI and allocates the cost of the policies to the respective companies.

8. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major banks and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in any one of these financial institutions.

9. REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10.   NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $2,960,173, which was $2,507,857 in excess of its required net capital of $452,316. The Company's ratio of aggregate indebtedness to net capital was 2.29 to 1.

11.   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2022, which is the date the financial statement was available for issue. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement.

Commencing January 1, 2022, the Company's office lease has been extended for approximately five years and will expire in April 2027.